# SEC Schedule 13D/A (Amendment No. 40) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quaker Chemical Corporation, CIK 0000081362
CUSIP: 747316107
Title of class of securities: Common Stock, par value $1.00
Address of issuer's principal executive offices: ONE QUAKER PARK, 901 HECTOR STREET, CONSHOHOCKEN, Pennsylvania (PA), 19428
Date of event which requires filing of this statement: 05/26/2026
Amends the filing with accession number 0001144204-19-038899
Filed by CIK 0001783455
Persons authorized to receive notices and communications: Gulf Hungary Holding Korlatolt, Felelossegu Tarsasag, 2 Furj Street, Attention: Judit Rozsa, Budapest, Hungary (K5), 1124, 36-20940-2900; QH Hungary Holdings Limited, BAH Center, 2 Furj Street, Attention: Judit Rozsa, Budapest, Hungary (K5), 1124, 36-20940-2900

## Reporting persons
- Gulf Hungary Holding Korlatolt Felelossegu Tarsasag (CIK 0001783455): type of reporting person: other (OO); citizenship or place of organization: Hungary (K5); source of funds: other (OO); sole voting power 5,017; shared voting power 3,635,112; sole dispositive power 5,017; shared dispositive power 3,635,112; aggregate amount beneficially owned 3,640,129 (21% of the class)
  Comment: (1) With respect to the numbers set forth in rows 7, 9 and 11 in the table above, these consist of 5,017 shares of Common Stock of the Issuer ("Shares") beneficially owned by Gulf Hungary Holding Korlatolt Felelossegu Tarsasag (a "Reporting Person" or "Gulf Hungary"), which are held in the name of Citibank N.A. pursuant to an Escrow Agreement (as defined in the Original Schedule 13D, as defined below) in order to secure the Reporting Person's indemnification obligations under the Share Purchase Agreement (as defined in the Original Schedule 13D).
  
  (2) With respect to the numbers set forth in rows 8, 10 and 11 in the table above, these consist of 3,635,112 Shares owned directly by Gulf Hungary's wholly-owned subsidiary QH Hungary Holdings Limited (also a "Reporting Person" or "QH Hungary"), of which:
  
  2,100,000 Shares are pledged to and registered in the name of Citigroup Global Markets Inc., as custodian for the benefit of QH Hungary (in such capacity, the "Margin Loan Custodian") pursuant to a Pledge and Security Agreement (as defined in the Original Schedule 13D) to secure QH Hungary's obligations under a Margin Loan (as defined in the Original Schedule 13D);
  
  1,137,630 Shares are pledged to Citibank N.A. ("Citibank") and held at Citigroup Global Markets Inc. (the "Citi PVF Custodian") pursuant to the Pledge and Security Agreement, dated as of May 19, 2020, between QH Hungary and Citibank, as secured party (the "Citi PVF Security Agreement") to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 19, 2020 (the "Citi Master Confirmation"), between QH Hungary and Citibank, as amended and supplemented by (i) Supplemental Confirmation, dated May 19, 2020 and amended and restated on November 24, 2021, November 22, 2023 and May 22, 2025 (the "First Citi Supplemental Confirmation"), (ii) Supplemental Confirmation No. 2, dated May 26, 2020 and amended and restated on March 9, 2021, November 24, 2021, August 10, 2022, March 6, 2023, May 22, 2024, November 22, 2024 and May 26, 2026 (the "Second Citi Supplemental Confirmation"), (iii) Supplemental Confirmation No. 3, dated August 27, 2020 and amended and restated on August 10, 2022, May 22, 2024 and May 26, 2026 (the "Third Citi Supplemental Confirmation"), (iv) Supplemental Confirmation No. 4, dated March 9, 2021 and amended and restated on November 24, 2021 and March 6, 2023 (the "Fourth Citi Supplemental Confirmation"), (v) Supplemental Confirmation No. 5, dated March 9, 2021 and amended and restated on August 10, 2022, May 22, 2024 and May 26, 2026 (the "Fifth Citi Supplemental Confirmation"), (vi) Supplemental Confirmation No. 6 originally entered into with JPMorgan Chase Bank, National Association ("JPMorgan"), dated August 27, 2020 and amended and restated and novated to Citibank on August 10, 2022, and as further amended on May 22, 2024 and May 26, 2026 (the "Sixth Citi Supplemental Confirmation"), (vii) Supplemental Confirmation No. 7 originally entered into with JPMorgan, dated March 9, 2021 and amended and restated and novated to Citibank on August 10, 2022, and as further amended on May 22, 204 and May 26, 2026 (the "Seventh Citi Supplemental Confirmation"), (viii) Supplemental Confirmation No. 8, dated May 22, 2024 and amended and restated on November 25, 2025 (the "Eighth Citi Supplemental Confirmation"), (ix) Supplemental Confirmation No. 9, dated November 22, 2024 (the "Ninth Citi Supplemental Confirmation") and (x) Supplemental Confirmation No. 10, dated November 25, 2025 (the "Tenth Citi Supplemental Confirmation"), as further described in Item 6 below.
  
  397,482 Shares are pledged to Royal Bank of Canada ("RBC") and held at RBC Capital Markets LLC (the "RBC PVF Custodian") pursuant to the Pledge and Security Agreement, dated as of May 26, 2020, between QH Hungary and RBC, as secured party (the "RBC PVF Security Agreement") to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 26, 2020 (the "RBC Master Confirmation"), between QH Hungary and RBC, as amended and supplemented by (i) Supplemental Confirmation, dated May 26, 2020 and amended and restated on March 9, 2021, November 24, 2021, August 10, 2022, March 6, 2023, May 22, 2024, November 22, 2024 and May 26, 2026 (the "First RBC Supplemental Confirmation"), (ii) Supplemental Confirmation No. 2, dated March 9, 2021 and amended and restated on November 24, 2021 and March 6, 2023 (the "Second RBC Supplemental Confirmation"), (iii) Supplemental Confirmation No. 3, dated March 9, 2021 and amended and restated on August 10, 2022, May 22, 2024 and May 26, 2026 (the "Third RBC Supplemental Confirmation"), (iv) Supplemental Confirmation No. 4 originally entered into with JPMorgan, dated March 9, 2021 and amended and restated and novated to RBC on November 24, 2021, and further amended and restated on March 6, 2023 (the "Fourth RBC Supplemental Confirmation"), (v) Supplemental Confirmation No. 5, dated May 22, 2024 and amended and restated on November 25, 2025 (the "Fifth RBC Supplemental Confirmation"), (vi) Supplemental Confirmation No. 6, dated November 22, 2024 (the "Sixth RBC Supplemental Confirmation") and (vii) Supplemental Confirmation No. 7, dated November 25, 2025 (the "Seventh RBC Supplemental Confirmation"), as further described in Item 6 below.
  
  (3) With respect to the percentage set forth in row 13 in the table above, this is based upon 17,366,444 Shares of Common Stock outstanding as of April 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, as filed with the Securities and Exchange Commission on April 30, 2026.
- QH Hungary Holdings Limited (CIK 0001808660): type of reporting person: other (OO); citizenship or place of organization: Hungary (K5); source of funds: other (OO); sole voting power 0; shared voting power 3,635,112; sole dispositive power 0; shared dispositive power 3,635,112; aggregate amount beneficially owned 3,635,112 (20.9% of the class)
  Comment: (1) With respect to the numbers set forth in rows 8, 10 and 11 in the table above, these consist of 3,635,112 Shares beneficially owned by QH Hungary, of which:
  
  2,100,000 Shares are pledged to and registered in the name of the Margin Loan Custodian pursuant to a Pledge and Security Agreement to secure QH Hungary's obligations under a Margin Loan;
  
  1,137,630 Shares are pledged to Citibank N.A. ("Citibank") and held at Citigroup Global Markets Inc. (the "Citi PVF Custodian") pursuant to the Pledge and Security Agreement, dated as of May 19, 2020, between QH Hungary and Citibank, as secured party (the "Citi PVF Security Agreement") to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 19, 2020 (the "Citi Master Confirmation"), between QH Hungary and Citibank, as amended and supplemented by (i) Supplemental Confirmation, dated May 19, 2020 and amended and restated on November 24, 2021, November 22, 2023 and May 22, 2025 (the "First Citi Supplemental Confirmation"), (ii) Supplemental Confirmation No. 2, dated May 26, 2020 and amended and restated on March 9, 2021, November 24, 2021, August 10, 2022, March 6, 2023, May 22, 2024, November 22, 2024 and May 26, 2026 (the "Second Citi Supplemental Confirmation"), (iii) Supplemental Confirmation No. 3, dated August 27, 2020 and amended and restated on August 10, 2022, May 22, 2024 and May 26, 2026 (the "Third Citi Supplemental Confirmation"), (iv) Supplemental Confirmation No. 4, dated March 9, 2021 and amended and restated on November 24, 2021 and March 6, 2023 (the "Fourth Citi Supplemental Confirmation"), (v) Supplemental Confirmation No. 5, dated March 9, 2021 and amended and restated on August 10, 2022, May 22, 2024 and May 26, 2026 (the "Fifth Citi Supplemental Confirmation"), (vi) Supplemental Confirmation No. 6 originally entered into with JPMorgan Chase Bank, National Association ("JPMorgan"), dated August 27, 2020 and amended and restated and novated to Citibank on August 10, 2022, and as further amended on May 22, 2024 and May 26, 2026 (the "Sixth Citi Supplemental Confirmation"), (vii) Supplemental Confirmation No. 7 originally entered into with JPMorgan, dated March 9, 2021 and amended and restated and novated to Citibank on August 10, 2022, and as further amended on May 22, 204 and May 26, 2026 (the "Seventh Citi Supplemental Confirmation"), (viii) Supplemental Confirmation No. 8, dated May 22, 2024 and amended and restated on November 25, 2025 (the "Eighth Citi Supplemental Confirmation"), (ix) Supplemental Confirmation No. 9, dated November 22, 2024 (the "Ninth Citi Supplemental Confirmation") and (x) Supplemental Confirmation No. 10, dated November 25, 2025 (the "Tenth Citi Supplemental Confirmation"), as further described in Item 6 below.
  
  397,482 Shares are pledged to Royal Bank of Canada ("RBC") and held at RBC Capital Markets LLC (the "RBC PVF Custodian") pursuant to the Pledge and Security Agreement, dated as of May 26, 2020, between QH Hungary and RBC, as secured party (the "RBC PVF Security Agreement") to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 26, 2020 (the "RBC Master Confirmation"), between QH Hungary and RBC, as amended and supplemented by (i) Supplemental Confirmation, dated May 26, 2020 and amended and restated on March 9, 2021, November 24, 2021, August 10, 2022, March 6, 2023, May 22, 2024, November 22, 2024 and May 26, 2026 (the "First RBC Supplemental Confirmation"), (ii) Supplemental Confirmation No. 2, dated March 9, 2021 and amended and restated on November 24, 2021 and March 6, 2023 (the "Second RBC Supplemental Confirmation"), (iii) Supplemental Confirmation No. 3, dated March 9, 2021 and amended and restated on August 10, 2022, May 22, 2024 and May 26, 2026 (the "Third RBC Supplemental Confirmation"), (iv) Supplemental Confirmation No. 4 originally entered into with JPMorgan, dated March 9, 2021 and amended and restated and novated to RBC on November 24, 2021, and further amended and restated on March 6, 2023 (the "Fourth RBC Supplemental Confirmation"), (v) Supplemental Confirmation No. 5, dated May 22, 2024 and amended and restated on November 25, 2025 (the "Fifth RBC Supplemental Confirmation"), (vi) Supplemental Confirmation No. 6, dated November 22, 2024 (the "Sixth RBC Supplemental Confirmation") and (vii) Supplemental Confirmation No. 7, dated November 25, 2025 (the "Seventh RBC Supplemental Confirmation"), as further described in Item 6 below.
  
  (2) With respect to the percentage set forth in row 13 in the table above, this is based upon 17,366,444 Shares of Common Stock outstanding as of April 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, as filed with the Securities and Exchange Commission on April 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00
Name of issuer: Quaker Chemical Corporation
Address of issuer's principal executive offices: ONE QUAKER PARK, 901 HECTOR STREET, CONSHOHOCKEN, Pennsylvania (PA), 19428

## Item 2. Identity and Background
Name of person filing: For (a) - (e), see Amendment No. 1 to Schedule 13D filed on April 13, 2020.
Citizenship: Not applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: For Item 3, see Amendment No. 1 to Schedule 13D filed on April 13, 2020.

## Item 4. Purpose of Transaction
Purpose of transaction:
Introductory Note

This Amendment No. 40 to Schedule 13D (this "Amendment No. 40") amends and supplements the statement on Schedule 13D filed on August 9, 2019, as amended by Amendment No. 1 filed on April 13, 2020, Amendment No. 2 filed on May 21, 2020, Amendment No. 3 filed on May 28, 2020, Amendment No. 4 filed on August 31, 2020, Amendment No. 5 filed on March 11, 2021, Amendment No. 6 filed on May 26, 2022, Amendment No. 7 filed on July 13, 2022, Amendment No. 8 filed on July 18, 2022, Amendment No. 9 filed on July 21, 2022, Amendment No. 10 filed on July 26, 2022, Amendment No. 11 filed on July 29, 2022, Amendment No. 12 filed on August 3, 2022, Amendment No. 13 filed on August 8, 2022, Amendment No. 14 filed on August 11, 2022, Amendment No. 15 filed on August 12, 2022, Amendment No. 16 filed on March 8, 2023, Amendment No. 17 filed on November 27, 2023, Amendment No. 18 filed on May 24, 2024, Amendment No. 19 filed on November 26, 2024, Amendment No. 20 filed on November 27, 2024, Amendment No. 21 filed on December 4, 2024, Amendment No. 22 filed on December 9, 2024, Amendment No. 23 filed on December 12, 2024, Amendment No. 24 filed on December 17, 2024, Amendment No. 25 filed on December 20, 2024, Amendment No. 26 filed on December 26, 2024, Amendment No. 27 filed on December 27, 2024, Amendment No. 28 filed on January 2, 2025, Amendment No. 29 filed on January 7, 2025, Amendment No. 30 filed on January 10, 2025, Amendment No. 31 filed on January 15, 2025, Amendment No. 32 filed on January 21, 2025, Amendment No. 33 filed on January 24, 2025, Amendment No. 34 filed on January 29, 2025, Amendment No. 35 filed on February 3, 2025, Amendment No. 36 filed on February 6, 2025, Amendment No. 37 filed on February 11, 2025, Amendment No. 38 filed on May 27, 2025 and Amendment No. 39 filed on November 28, 2025 (together, the "Original Schedule 13D") with the Securities and Exchange Commission (the "SEC").

This Amendment No. 40 is being filed in relation to the following transactions all of which occurred on May 26, 2026: (i) QH Hungary and Citibank amending and restating the Second Citi Supplemental Confirmation, Third Citi Supplemental Confirmation, Fifth Citi Supplemental Confirmation, Sixth Citi Supplemental Confirmation and Seventh Citi Supplemental Confirmation (the "May 2026 A&R Citi Supplemental Confirmations") and (ii) QH Hungary and RBC amending and restating the First RBC Supplemental Confirmation and Third RBC Supplemental Confirmation (the "May 2026 RBC A&R Supplemental Confirmations" and, together with the May 2026 A&R Citi Supplemental Confirmations, the "May 2026 A&R Supplemental Confirmations").

In exchange for entering into the May 2026 A&R Citi Supplemental Confirmations, QH Hungary paid Citibank $4,228,368. Pursuant to the May 2026 A&R Citi Supplemental Confirmations, QH Hungary has the option to settle its obligations at the end of the applicable contract by delivering Shares to Citibank or the cash equivalent thereof, as described in more details in Item 6 below.

In exchange for entering into the May 2026 A&R RBC Supplemental Confirmations, QH Hungary paid RBC $445,539. Pursuant to the May 2026 A&R RBC Supplemental Confirmations, QH Hungary has the option to settle its obligations at the end of the applicable contract by delivering Shares to RBC or the cash equivalent thereof, as described in more details in Item 6 below.

After consummation of the transactions described above, QH Hungary remained the direct beneficial owner, of a total of 3,635,112 Shares and Gulf Hungary remained the indirect beneficial owner of the same 3,635,112 Shares. Gulf Hungary continues to be the direct beneficial owner of a separate 5,017 Shares. All 3,635,112 Shares directly owned by QH Hungary remain subject to the Shareholder Agreement (as defined in the Original Schedule 13D) to which QH Hungary also became a party by executing a joinder thereto.

This Amendment No. 40 is filed jointly by the Reporting Persons. All disclosure for items contained in the Original Schedule 13D is incorporated herein by reference, subject to being amended by the additional information provided for such item in this Amendment No. 39. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D.

Item 4 of the Original Schedule 13D is hereby amended to add the following:

This Amendment No. 40 relates to the May 2026 A&R Supplemental Confirmations, the purpose of which is to facilitate the transactions contemplated thereby. These transactions were designed for QH Hungary to extend the settlement date, subject to the applicable transaction documents, while maintaining an opportunity to share in the Issuer's future growth. These transactions are described in further detail in Item 6 of this Amendment No. 40.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) - (b) The information contained on the cover pages to this Amendment No. 40 is incorporated herein by reference. The Shares reported on this Amendment No. 40 are held by the Reporting Persons. QH Hungary is a wholly-owned subsidiary of Gulf Hungary, which is owned by Gulf Houghton, which is a subsidiary of Gulf Oil International. Gulf Oil International is owned by Amas Holding SPF ("Amas Holding"), a private wealth holding company, which in turn is beneficially owned by multiple members of the Hinduja family, with no single individual having a beneficial interest in Amas Holding of 5% or more. Based upon 17,366,444 Shares of Common Stock outstanding as of April 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, as filed with the Securities and Exchange Commission on April 30, 2026, the Shares owned by the Reporting Persons constitutes approximately 21.0% of the issued and outstanding Common Stock of the Issuer.

Except for the Shares owned by the Reporting Persons, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed in Item 2(a)-(c) hereto beneficially owns any other securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See above.
Transactions in the class effected during the past sixty days: Except as described in Item 3, Item 4 and Item 6, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed in Item 2(a)-(c), have effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, Item 4 and Item 6, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment No. 40.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended to add the following:

The information contained in Item 3 and 4 of the Original Schedule 13D, as amended by this Amendment No. 40, is hereby incorporated by reference herein.

On May 26, 2026, QH Hungary entered into the May 2026 A&R Supplemental Confirmations.

The May 2026 A&R Supplemental Confirmations

The Second Citi Supplemental Confirmation covers a maximum aggregate amount of 105,002 Shares divided into three tranches, with tranche 1 (which was not amended on May 26, 2026) comprised of 50 components of 1,070 Shares each for a total of 53,500 Shares, tranche 2 comprised of 25 components (23 components of 700 Shares each and 2 components of 701 Shares each) for a total of 17,502 Shares, and tranche 3 (which was not amended on May 26, 2026) comprised of 75 components (50 components of 453 Shares each and 25 components of 454 Shares each) for a total of 34,000 Shares. In exchange for amending and restating the Second Citi Supplemental Confirmation, QH Hungary paid Citibank $298,973.44.

The Third Citi Supplemental Confirmation covers a maximum aggregate amount of 60,000 Shares divided into 25 components of 2,400 Shares each. In exchange for amending and restating the Third Citi Supplemental Confirmation, QH Hungary paid Citibank $1,024,934.68.

The Fifth Citi Supplemental Confirmation covers a maximum aggregate amount of 19,732 Shares divided into 18 components of 789 Shares each and 7 components of 790 Shares each. In exchange for amending and restating the Fifth Citi Supplemental Confirmation, QH Hungary paid Citibank $337,066.85.

The Sixth Citi Supplemental Confirmation covers a maximum aggregate amount of 140,000 Shares divided into 25 components of 5,600 Shares each. In exchange for amending and restating the Sixth Citi Supplemental Confirmation, QH Hungary paid Citibank $2,391,514.24.

The Seventh Citi Supplemental Confirmation covers a maximum aggregate amount of 10,296 Shares divided into 21 components of 412 Shares each and 4 components of 411 Shares each. In exchange for amending and restating the Seventh Citi Supplemental Confirmation, QH Hungary paid Citibank $175,878.79.

The First RBC Supplemental Confirmation covers a maximum aggregate amount of 105,002 Shares divided into three tranches, with tranche 1 (which was not amended on May 26, 2026) comprised of 50 components of 1,070 Shares each for a total of 53,500 Shares, tranche 2 comprised of 25 components (23 components of 700 Shares each and 2 components of 701 Shares each) for a total of 17,502 Shares, and tranche 3 comprised (which was not amended on May 26, 2026) comprised of 75 components (50 components of 453 Shares each and 25 components of 454 Shares each) for a total of 34,000 Shares. In exchange for amending and restating the First RBC Supplemental Confirmation, QH Hungary paid RBC $298,973.38.

The Third RBC Supplemental Confirmation covers a maximum aggregate amount of 8,580 Shares divided into 20 components of 343 Shares each and 5 components of 344 Shares each. In exchange for amending and restating the Third RBC Supplemental Confirmation, QH Hungary paid RBC $146,565.62.

With respect to each of the May 2026 A&R Supplemental Confirmations, for each component, QH Hungary is obligated to deliver on the settlement date for such component determined based on the specified scheduled valuation date within the period from June 1, 2028 to July 7, 2028 for the Second Citi Supplemental Confirmation (only with respect to tranche 2), Third Citi Supplemental Confirmation, Fifth Citi Supplemental Confirmation, Sixth Citi Supplemental Confirmation, Seventh Citi Supplemental Confirmation, Third RBC Supplemental Confirmation and First RBC Supplemental Confirmation (only with respect to tranche 2) either, at QH Hungary's option, (i) up to the maximum number of Shares of such component (such maximum number of Shares with respect to each component (the "Subject Number") based on the average market price of the Shares determined as described in the next paragraph or (ii) an amount of cash equivalent to the value of the Shares to be delivered in the preceding clause (i).

The number of Shares (or, at QH Hungary's option, the cash equivalent) to be delivered to the applicable bank on each settlement date of a component under the respective May 2026 A&R Supplemental Confirmation is to be determined as follows: (a) if the volume-weighted average price per Share on the relevant valuation date, as reasonably determined by the applicable bank in accordance with the applicable VPF (the "Settlement Price") is equal to or less than $141.8400 per Share for each of the May 2026 A&R Citi Supplemental Confirmations and the May 2026 A&R RBC Supplemental Confirmations (for purposes of this paragraph only, the "Forward Floor Price"), QH Hungary will deliver to the applicable bank the Subject Number of Shares; (b) if the Settlement Price is between the Forward Floor Price and $156.0200 per Share for the May 2026 A&R Citi Supplemental Confirmations (for purposes of this paragraph only, the "Citi Forward Cap Price") and $156.0240 for the May 2026 A&R RBC Supplemental Confirmations (for purposes of this paragraph only, the "RBC Forward Cap Price" and, together with the Citi Forward Cap Price, the "Forward Cap Price"), QH Hungary will deliver to the applicable bank a number of Shares equal to the Subject Number multiplied by a fraction, the numerator of which is the Forward Floor Price and the denominator of which is the Settlement Price; and (c) if the Settlement Price is greater than the respective Forward Cap Price, QH Hungary will deliver to the applicable bank a number of Shares equal to the product of (i) the Subject Number and (ii) a fraction (A) the numerator of which is the sum of (x) the Forward Floor Price and (y) the Settlement Price minus the respective Forward Cap Price, and (B) the denominator of which is the Settlement Price.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Seventh Amended and Restated Supplemental Confirmation No. 2, dated May 26, 2026, by and among QH Hungary Holdings Limited and Citibank, N.A.

Exhibit 99.2 Third Amended and Restated Supplemental Confirmation No. 3, dated May 26, 2026, by and among QH Hungary Holdings Limited and Citibank, N.A.

Exhibit 99.3 Third Amended and Restated Supplemental Confirmation No. 5, dated May 26, 2026, by and among QH Hungary Holdings Limited and Citibank, N.A.

Exhibit 99.4 Third Amended and Restated Supplemental Confirmation No. 6, dated May 26, 2026, by and among QH Hungary Holdings Limited and Citibank, N.A.

Exhibit 99.5 Third Amended and Restated Supplemental Confirmation No. 7, dated May 26, 2026, by and among QH Hungary Holdings Limited and Citibank, N.A.

Exhibit 99.6 Seventh Amended and Restated Supplemental Confirmation No. 1, dated May 26, 2026, by and among QH Hungary Holdings Limited and Royal Bank of Canada.

Exhibit 99.7 Third Amended and Restated Supplemental Confirmation No. 3, dated May 26, 2026, by and among QH Hungary Holdings Limited and Royal Bank of Canada.

## Signatures
- Gulf Hungary Holding Korlatolt Felelossegu Tarsasag: /s/ Michael Kelleher, Michael Kelleher, Managing Director (05/28/2026)
- Gulf Hungary Holding Korlatolt Felelossegu Tarsasag: /s/ Judit Rozsa, Judit Rozsa, Managing Director (05/28/2026)
- QH Hungary Holdings Limited: /s/ Michael Kelleher, Michael Kelleher, Managing Director (05/28/2026)
- QH Hungary Holdings Limited: /s/ Judit Rozsa, Judit Rozsa, Managing Director (05/28/2026)